FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Additional investment in IPM Eagle LLP

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 21, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: January 21, 2011
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

January 21, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Additional investment in IPM Eagle LLP

Mitsui & Co., Ltd. (“Mitsui”) and International Power plc (“IPR”), a major power generation company in the United Kingdom, have agreed to participate in an additional investment of US$315 million in IPM Eagle LLP (“IPM Eagle”, head office: UK) and IPM Eagle resolved its increase in capital at its board meeting on January 20 (local time in the UK).

Mitsui’s additional investment through its subsidiary is US$95 million (JPY7.7 billion), with total investment amount of US$315 million (JPY30.6 billion). IPM Eagle will allocate this increased capital to repay the non-recourse loan procured for the acquisition of power generating assets from Edison Mission Energy (USA) in December 2004.

Mitsui continues to support the management of each power plant under IPM Eagle.

IPM Eagle assets list (as of January, 2011)

Name	Country	Type	Capacity	Mitsui Share	Mitsui share capacity
Derwent	UK	CCGT	214 MW	9.9%	21 MW
ISAB	Italy	IGCC	528 MW	14.7%	78 MW
ISAB Energy Solare	Italy	PV	1 MW	14.7%	0.15 MW
Spanish Hydro	Spain	Hydro	84 MW	28.8%	24 MW
Desarrollos Espana	Spain	PV	1.5 MW	30.0%	0.4 MW
Paiton*	Indonesia	Coal fired	1,230 MW	13.4%	165 MW
Kwinana	Australia	CCGT	118 MW	21.0%	25 MW
Loy Yang B	Australia	Coal fired	1,026 MW	30.0%	308 MW
EcoElectrica	Puerto Rico	CCGT	524 MW	15.0%	79 MW
Paiton 3*	Indonesia	Coal fired	815 MW	13.4%	109 MW
Total			4,541 MW		809 MW

*	Mitsui has another 36.3% equity interests in Paiton and Paiton 3 through other entities.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.